       1                  UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   CENTURION MINES CORPORATION
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                         (Name of Issuer)

                           COMMON STOCK
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                  (Title of Class of Securities)
                            156422107
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                          (CUSIP Number)

                         Conrad C. Lysiak
                  Attorney and Counselor at Law
                      601 West First Avenue
                            Suite 503
                   Spokane, Washington   99201
                          (509) 624-1475
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        December 12, 1997
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [    ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       2                   SCHEDULE 13D

CUSIP No. 156422107                          Page 2 of 13 Pages
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[1]  Name of Reporting Person.  S.S. OR I.R.S. Identification No.
     of above person

     ROYAL SILVER MINES, INC.
     87-0306609
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[2]  Check the Appropriate Box if a Member of a Group* (a) [   ]
                                                       (b) [   ]
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[3]  SEC Use Only

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[4]  Source of Funds*

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[5]  Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                          [    ].
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[6]  Citizenship or Place of Organization

     Utah
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Number of                [7]  Sole Voting Power
Shares                        5,000,000
Beneficially             -------------------------------------
Owned by                 [8]  Shared Voting Power
Each                          -0-
Reporting                -------------------------------------
Person                   [9]  Sole Dispositive Power
With                          5,000,000
                         -------------------------------------
                         [10] Shared Dispositive Power
                              -0-
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[11] Aggregate Amount Beneficially Owned by Each Reporting Person
     5,000,000
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[12] Check if the Aggregate Amount in Row (11) Excludes Certain

   Shares*                                              [    ]
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[13] Percent of Class Represented by Amount in Row (11)
     13.71%
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[14] Type of Reporting Person*
     Corporation
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*    SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF
     THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
     OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No.                                    Page 3 of 13 Pages

ITEM 1.   SECURITY AND ISSUER

     This Schedule relates to Common Shares of Centurion Mines Corporation, a Utah corporation (the "Issuer"). Reference is made to the front cover page of Schedule 13D, of which this is a part, for the title of class of equity securities to which this schedule relates. The Issuer's Common Shares are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Act").

     The principal executive offices of Issuer are located at 860
South 500 West, Salt Lake City, Utah 84101.


ITEM 2.   IDENTITY AND BACKGROUND

[a] This Schedule is being filed by Royal Silver Mines, Inc. ("Royal"), a Utah corporation. The principal business of Royal is a U.S. mineral resource company. Royal is engaged in the business of acquiring and exploring mineral properties containing silver, lead, copper, zinc and other mineralization, with a primary emphasis on base metals. The address of the executive office of Royal is 10220 North Nevada, Suite 270, Spokane, Washington 99218.

[b] During the past five years, neither Royal, nor any of the persons listed on Appendix B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

[c] During the past five years, neither Royal, nor any of the persons listed on Appendix B hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration for 5,000,000 shares of the Common Stock of Issuer was patented and unpatented mining claims, situated in Shoshone County, State of Idaho, more particularity claims located in T48N, R5E, Sections 16, 17, 18 26.

                           SCHEDULE 13D

CUSIP No. 156422107                          Page 4 of 13 Pages

ITEM 4.   PURPOSE OF TRANSACTION

     Royal acquired from the Issuer in a private transaction for investment purposes 5,000,000 shares of the Common Stock of the Issuer in exchange for certain patented and unpatented mining claims.

     The Issuer and Royal have entered into negotiations wherein certain shareholders of Royal have offered to tender shares of their Common Stock in exchange for shares of Common Stock of the Issuer. No definitive agreement between the shareholders of Royal and the Issuer have been executed and there is no assurance that such agreement will ever be executed.

     Except as to the above, none of the Reporting Persons, nor any other person named in Item 2 of this Statement, presently has any other plans or proposals which relate to, or would result in, any of the events or transactions contemplated by letter paragraphs (a) through (j) of this Item 4.

(a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Issuer;

(e) Any material change in the present capitalization or dividend policy of Issuer;

(f) Any other material change in Issuer's business or corporate structure;

(g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

(h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           SCHEDULE 13D

CUSIP No. 156422107                     Page 5 of 13 Pages

(i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above;

     Except as to the above, none of the Reporting Persons, nor any other person named in Item 2 of this Statement, presently has any other plans or proposals which relate to, or would result in, any of the events or transactions contemplated by letter paragraphs (a) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) As of the date hereof, Royal may be deemed to beneficially own 5,000,000 shares of the Common Stock of the Issuer, which represents approximately 13.71% of the outstanding shares of Common Stock of the Issuer.

     None of the directors or executive officers of Royal
("Appendix A") are beneficial owners of the Common Stock of the Issuer with the exception of Howard Crosby, Royal's President, who owns 100,000 shares of Common Stock of the Issuer.

     (b) Royal has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of the Common Shares beneficially owned by it as described in (a) above.

     (c) Except as set forth in Item 4 hereinabove, Royal has not effected any transactions of the Common Stock of the Issuer during the past 60 days.

     (d) Except for the directors of Issuer (who, through their statutory powers as directors, have the right to determine if and when dividends are declared and paid), no person (other than a Reporting Person) is known by Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Reporting Persons as described in (a) above.

     (e)  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following contracts, arrangements, understandings and relationships currently exist with Royal in respect to securities of Issuer:

                           SCHEDULE 13D

CUSIP No. 156422107                          Page 6 of 13 Pages

     (a)  Purchase Agreement between Royal Silver Mines, Inc. and
          Centurion Mines Corporation dated November 25, 1997.

     (b)  Quit Claim Deed between Royal Silver Mines, Inc. and
          Centurion Mines Corporation dated December 9, 1997, regarding T48N, R5E, Section 16, 17 and 18, Boise
          Meridian, County of Shoshone, State of Idaho.

     (c)  Quit Claim Deed between Royal Silver Mines, Inc. and
          Centurion Mines Corporation dated December 9, 1997, regarding T48N, R5E, Section 26, Boise Meridian,
          County of Shoshone, State of Idaho.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following written agreements, contracts, arrangements, understandings, plans and proposals are filed as Exhibits to this
Schedule 13D:

    10.15 Purchase Agreement between Royal Silver Mines, Inc. And
          Centurion Mines Corporation dated November 25, 1997.

    10.16 Quit Claim Deed between Royal Silver Mines, Inc. and
          Centurion Mines Corporation dated December 9, 1997, regarding T48N, R5E, Section 16, 17 and 18, Boise
          Meridian, County of Shoshone, State of Idaho.

    10.17 Quit Claim Deed between Royal Silver Mines, Inc. and
          Centurion Mines Corporation dated December 9, 1997, regarding T48N, R5E, Section 26, Boise Meridian,
          County of Shoshone, State of Idaho.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated this 11th day of December, 1997.

                              ROYAL SILVER MINES, INC.



                              BY: /s/ John Ryan, Vice President

                           SCHEDULE 13D

CUSIP No. 156422107                     Page 7 of 13 Pages


                            APPENDIX A

NAME AND BUSINESS ADDRESS          POSITION
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EXECUTIVE OFFICERS:
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Howard M. Crosby                   President and a member of the
10220 North Nevada                 Board of Directors
Suite 270
Spokane, Washington 99218

Robert E. Jorgensen                Executive Vice President,
10220 North Nevada                 Treasurer and a member of the
Suite 270                          Board of Directors
Spokane, Washington 99218

John Ryan                          Vice President of Corporate
10220 North Nevada                 Development and a member of
Suite 270                          the Board of Directors
Spokane, Washington 99218

Thomas Henricksen                  Secretary and a member of the
10220 North Nevada                 Board of Directors
Suite 270
Spokane, Washington 99218

Jerry Stacey                       Vice President of Operations
10220 North Nevada
Suite 270
Spokane, Washington 99218